Exhibit 99.1

F-1

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

BALANCE SHEETS AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Thousands of Euros)

	Notes	06/30/2022	12/31/2021
ASSETS
A) NON-CURRENT ASSETS		576	606
Intangible assets		176	469
Property, plant and equipment		144	133
Non-current financial assets		4	4
Deferred tax asset	9	252	-
B) CURRENT ASSETS		96,470	104,669
Trade receivables and other current assets	5	7,165	5,862
Current financial assets	4	4,784	3,899
Cash and cash equivalents	4	84,521	94,908
TOTAL ASSETS (A+B)		97,046	105,275

	Notes	06/30/2022	12/31/2021
EQUITY AND LIABILITIES
A) EQUITY	6	51,681	68,154
Equity attributable to equity holders of the Parent		51,535	68,007
Equity attributable to non-controlling interest		146	147
B) NON-CURRENT LIABILITIES		2,939	5,513
Non-current financial liabilities	7	1,920	5,513
Deferred tax liability	9	1,019	-
C) CURRENT LIABILITIES		42,426	31,608
Borrowings	7	3,990	2,984
Trade payables and other current liabilities	8	38,436	28,624
TOTAL EQUITY AND LIABILITIES (A+B+C)		97,046	105,275

The accompanying notes 1 to 13 are an integral part of the accompanying Unaudited Interim Condensed
Consolidated and Combined Carve-out Financial Statements as of and for the six months ended June 30, 2022.

F-2

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Thousands of Euros)

	Notes	06/30/2022	06/30/2021
Revenue	10	51,262	39,944
Personnel expenses		(6,443)	(2,985)
Depreciation and amortization		(346)	(377)
Other operating expenses		(69,738)	(49,695)
Operating expenses	10	(76,527)	(53,057)
OPERATING INCOME/(LOSS)		(25,265)	(13,113)
Net financial results	10	10,227	68
NET INCOME/(LOSS) BEFORE TAX		(15,038)	(13,045)
Income tax benefit/(expense)	9	(1,723)	(222)
NET INCOME/(LOSS) FOR THE PERIOD		(16,761)	(13,267)
Attributable to equity holders of the Parent		(16,761)	(13,300)
Attributable to non-controlling interests		-	33

Basic earnings per share attributable to equity holders of the parent (Euro)	10	(0.371)	(0.443)
Diluted earnings per share attributable to equity holders of the parent (Euro)	10	(0.371)	(0.443)

The accompanying notes 1 to 13 are an integral part of the accompanying Unaudited Interim Condensed
Consolidated and Combined Carve-out Financial Statements as of and for the six months ended June 30, 2022

F-3

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Thousands of Euros)

	06/30/2022	06/30/2021
Net income/(loss) for the period	(16,761)	(13,267)
Currency translation differences	(711)	115
Income tax impact	-	-
Items that will not be reclassified subsequently to the income statement	(711)	115
Total other comprehensive income/(loss) recognized for the period	(711)	115
Total comprehensive income/(loss) recognized for the period	(17,472)	(13,152)
Attributable to:
Equity holders of the Parent	(17,472)	(13,027)
Non-controlling interests	-	(125)

The accompanying notes 1 to 13 are an integral part of the accompanying Unaudited Interim Condensed
Consolidated and Combined Carve-out Financial Statements as of and for the six months ended June 30, 2022

F-4

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021.

(Thousands of Euros)

	Attributable to equity holders of the Parent
	Issued capital	Net income / (loss) for the period	Retained earnings / (losses)	Net Parent investment	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2020	60	-	(33,970)	(7,056)	949	(40,017)	92	(39,925)
Net income/(loss) for the period	-	(13,300)	-	-	-	(13,300)	33	(13,267)
Other comprehensive income/(loss) for the period	-	-	-	-	115	115	-	115
Total comprehensive income/ (loss) for the period	60	(13,300)	(33,970)	(7,056)	1,064	(53,202)	125	(53,077)
Appropriation of result	-	13,300	(13,300)	-	-	-	-	-
Net change in Parent investment	-	-	-	45,122	-	45,122	-	45,122
Balance at June 30, 2021	60	-	(47,270)	38,066	1,064	(8,080)	125	(7,955)

	Attributable to equity holders of the Parent
	Issued capital	Net income / (loss) for the period	Retained earnings / (losses)	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2021	45,122	(68,067)	(33,970)	18,188	106,920	(185)	68,008	146	68,154
Net income/(loss) for the period	-	(16,761)		-	-		(16,761)	-	(16,761)
Other comprehensive income/(loss) for the period	-	-	-	-	-	(711)	(711)	-	(711)
Total comprehensive income/ (loss) for the period	-	(16,761)	-	-	-	(711)	(17,472)	-	(17,472)
Appropriation of result	-	68,067	(68,067)	-		-	-	-	-
Share based payment (Note 6)	-	-	-	999		-	999	-	999
Balance at June 30, 2022	45,122	(16,761)	(102,037)	19,187	106,920	(896)	51,535	146	51,681

The accompanying notes 1 to 13 are an integral part of the accompanying Unaudited Interim Condensed
Consolidated and Combined Carve-out Financial Statements as of and for the six months ended June 30, 2022

F-5

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021.

(Thousands of Euros)

	Notes	06/30/2022	06/30/2021
Net income/(loss) before tax		(15,038)	(13,045)
Net financial results		(10,227)	(68)
Operating income/(loss)		(25,265)	(13,113)
Non-cash expenses:		1,486	321
Depreciation and amortization		346	377
Movements in provisions	12	1,004	34
Expected credit loss		136	(90)
Changes in working capital:		7,302	8,331
Trade receivables and other current assets	5	(2,521)	5,032
Trade payables and other current liabilities	8	9,318	3,299
Increase/(decrease) in deferred income		768	-
Other lease payments *		(263)	-
Income tax paid		(185)	(63)
Net cash provided by (used in) operating activities		(16,662)	(4,524)
Payment for purchases of property, plant and equipment		(65)	(31)
Payments for investments		-	-
Net cash used in investing activities		(65)	(31)
Drawdown of other borrowings	7	-	450
Capitalized lease payments (IFRS 16)		-	(6)
Interest paid		-	(223)
Net cash provided by (used in) financing activities		-	221
Net increase in cash and cash equivalents		(16,727)	(4,334)
Cash and cash equivalents at the beginning of the year		94,908	10,901
Effect of changes in exchange rates on cash and cash equivalents		6,340	17
Cash and cash equivalents at the end of the year		84,521	6,584

________________________

*	Includes short-term lease payments, payments for leases of low-value assets and variable lease payments.

The accompanying notes 1 to 13 are an integral part of the accompanying Unaudited Interim Condensed
Consolidated and Combined Carve-out Financial Statements as of and for the six months ended June 30, 2022

F-6

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

1.	BACKGROUND

On June 4, 2021, Codere Online Luxembourg, S.A. (the “Company”, “Codere Online” or “Parent” and, together with its subsidiaries, the “Group”), was incorporated and was registered in Luxembourg as a public limited company (société anonyme) under the laws of Luxembourg with its registered office at 7, rue Robert Stumper, L-2557 Luxembourg, Grand Duchy of Luxembourg and has been registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) under the number B255798.

The Group is comprised of the integrated online gambling operations of Codere S.A. and its subsidiaries (“Codere Group”) located in Spain, United States, Mexico, Colombia, Panama, Italy, Gibraltar, Israel, Argentina and Malta focused on online gambling and other online services. Codere Group controls the Group through Codere Newco, S.A.U. (“CNEW”) holding approximately 66.5% of the ordinary shares of Parent.

Codere Group means until November 19, 2021, Codere S.A. and its subsidiaries and from November 19, 2021, Codere New Topco S.A., a limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg, and its subsidiaries, including CNEW. Codere Group is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America (Argentina, Colombia, Mexico, Panama and Uruguay), Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks. Codere Group has been listed on the Madrid Stock Exchange since October 19, 2007 and was delisted in 2021 as a result of a corporate restructuring.

The perimeter of the Group consists of 11 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Italy, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg).

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U.	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia SAS	Operating Entity	100%	Colombia
Codere Online Panama S.A.	Operating Entity	100%	Panama
LIFO AenP	Operating Entity	99.99%	Mexico
Codere Scommese S.R.L.	Operating Entity	100%	Italy
Codere Online Operator LTD	Operating Entity	100%	Malta
Iberargen, S.A.(online business) *	Operating Entity	95%	Argentina
Codere Online Management Services LTD	Supporting Entity	100%	Malta
Codere Israel Marketing Support Services LTD	Supporting Entity	100%	Israel
Codere (Gibraltar) Marketing Services LTD	Supporting Entity	100%	Gibraltar

________________________

*	On November 15, 2021, Iberargen, S.A. a subsidiary within the Codere Group, and SEJO, a subsidiary of Parent, entered into an agreement (as amended from time to time, the “Argentina Restructuring Agreement”) pursuant to which: (i) the parties agreed to jointly incorporate a new company in Argentina, Codere Online Argentina, S.A., with Iberargen, S.A. and SEJO initially retaining 5% and 95% stakes, respectively. Codere Online Argentina, S.A. was still pending to be incorporated as of June 30, 2022; therefore, the assets, liabilities and results related to the online business in Argentina were carved-out from the Iberagen, S.A. entity and included within these unaudited interim condensed consolidated and combined carve-out financial statements.

F-7

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

2.	BASIS OF PRESENTATION OF THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

a)	Basis of presentation and comparison of information

The accompanying Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements as of and for the six months ended June 30, 2022 (the “Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements”), were prepared according to International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting”. According to IAS 34, interim financial reporting is intended to bring the contents of the Group’s last Consolidated and Combined Carve-out Financial Statements up to date, emphasizing any new activities, events or circumstances that occurred during the six months ended June 30, 2022 but without duplicating the information previously published in the Consolidated and Combined Carve-out Financial Statements. Therefore, in order to properly understand the information included in the accompanying Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements, they must be read together with the Group’s Consolidated and Combined Carve-out Financial Statements as of December 31, 2021.

The Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements of the Group were prepared and approved on September 30, 2022.

The Group has used the same accounting policies throughout all of the periods presented in the Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements, which are compliant with IFRS effective at the end of June 30, 2022.

a.1.)	Going concern

The Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements present positive equity of €51.7 million euros as of June 30, 2022 and €68.1 million as of December 2021. Additionally, as of June 30, 2022 the Group had positive working capital (current assets less current liabilities) amounting to €54.0 million and positive working capital amounting to €73.0 million as of December 31, 2021.

The Group has a limited operating history and the Group funded its operations primarily through short-term debts with Codere Group. Since its inception, the Group has incurred recurring losses and negative cash flows from operations including net losses of €13.3 million as of June 30, 2021 and €16.8 million as of June 30, 2022. The Group expects to continue to generate operating losses through 2023. Securing the financing of development activities and operations represents an ongoing challenge for the Group. As of June 30, 2022, the Group had a shareholders’ equity position of €51.7 million and €84.5 million of cash and cash equivalents, €4.7 million of which was restricted (as of June 30 2021, the Group had €6.6 million in cash, of which €2.8 million was restricted).

As part of its going concern assessment, management developed a business plan with operational and financial projections through 2024. Based on this business plan, management believes the Group currently has sufficient cash available to finance its operations through 2024. This business plan contemplates that the Group will be investing all of its available cash over this three-year period (to fund negative operating cash flow) in order to achieve higher growth and increased market share in its existing core markets throughout Latin America and Europe (primarily Spain), and that the overall business will begin generating positive cash flow at some point in 2024. Also, if the business underperforms in comparison to the business plan targets, the Group may either seek external financing and/or otherwise reduce or delay marketing expenses to mitigate the impact on its cash position.

F-8

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

Based on the Group’s current liquidity position, actual operating performance, and its reasonable expectations regarding operating performance over the coming three years, management believes that the Group has adequate resources to continue in operational existence for the next twelve months. As such, the Group continues to adopt the going concern basis of accounting in preparing the Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements.

a.2.)	Changes in perimeter

The perimeter of the Group consists of 11 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Italy, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg) as described in Note 1 of these Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements and there is no change comparing to the perimeter described in Note 1 of the Group’s Consolidated and Combined Carve-out Financial Statements as of December 31, 2021.

a.3.)	Accounting estimates and judgments

The preparation of these Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements requires that management make some judgments, estimates and assumptions that affect the application of accounting policies and the balances of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and other factors that are understood as reasonable under the circumstances.

b)	Accounting policies

The accompanying Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements were prepared using Codere Group's historical basis in the assets and liabilities and include all revenues, expenses, assets and liabilities attributed to the Group as part of the Restructuring (“Restructuring” means the reorganization of all the online businesses of Servicios de Juego Online, S.A.U. as described in Note 1 of the Group's Consolidated and Combined Carve-out Financial Statements as of December 31, 2021), including certain general and administrative services provided by Codere Group. The Group entered into an agreement with Codere Group effective from December 1, 2021, the day after the closing date of the Business Combination, whereby Codere Group has agreed to provide the Group with the resources to comply with regulators, authorities and other third parties in general. The purpose of this contract is to ensure that the Group is complying with its obligations and correctly reflecting its costs. The fee for these services as per the agreement is 0.75% of the Group's income.

In the opinion of management, the intercompany eliminations and adjustments necessary for a fair presentation of the Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements in accordance with IFRS as issued by IASB have been made.

The accounting policies used in the preparation of the accompanying Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements are the same as those applied in the Consolidated and Combined Carve-out Financial Statements as of and for the year ended December 31, 2021, since none of the standards, interpretations or modifications that are applicable have had an impact on the Group’s accounting policies for the six months ended June 30, 2022.

F-9

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

New IFRS, IFRIC and amendments to IFRS not effective as of June 30, 2022

As of the approval date of the Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements, the following standards, amendments and interpretations had been published by the IASB, but their application was not mandatory:

Standards, amendments and interpretations	Description	Mandatory application for financial years starting on or after:
Amendments to IAS 1- Presentation of Financial Statements	Clarifications regarding the presentation of liabilities as current and non-current.	1 January 2023

IFRS 17 - Insurance Contracts	Replaces IFRS 4 and clarifies the principles of registration, measurement, presentation and disclosure of insurance contracts in order to ensure that the entity provides relevant and reliable information that allows the users of the information to determine the effects of the contracts on their financial statements.	1 January 2023

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	The amendments will make it easier to distinguish between changes in accounting estimates and changes in accounting policies.	1 January 2023

Amendments to IAS 1- Presentation of Financial Statements. Disclosure of accounting policies	The amendments will help improve disclosures on accounting policies to provide more useful information to investors and other primary users of financial statements.	1 January 2023

Amendment to IAS 12 - Deferred tax on leases and decommissioning obligations	The amendments will clarify that the exceptions to initial recognition are not applicable when there are taxable and deductible timing differences for the same amount.	1 January 2023

The Group estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the Consolidated and Combined carve-out financial statements in the initial period of application.

F-10

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

3.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of the Group, is the Managing Director of the Group. The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, the Group’s operating segments are formed by the Group’s online business in Spain, Mexico, Colombia, Panama, Italy, Malta, Israel and Gibraltar.

The Managing Director measures the performance of the Group’s business by its revenue and EBITDA, which is calculated as net income/(loss), after adding back income tax benefit/(expense), interest expense, depreciation and amortization.

The Group will report financial information, both internally and externally, based on the organizational structure approved by the Managing Director of the Group. Thus, the reportable segments for these Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements are formed by the Group’s operations in Spain, Mexico and Colombia. Panama, Italy, Argentina and Codere Online Operator LTD (Malta) are grouped under “Other operations”. Codere Online Management Services LTD (Malta), Israel, United States, SEJO and Gibraltar have been grouped and reported under “Supporting”. These entities aggregated under “Supporting” segment are not operating entities (only holding companies), but entities that only provide internal support services.

The entities that have been aggregated under “Other operations” and “Supporting” have been grouped in accordance with guidance allowed under IFRS 8, Operating Segments. Based on both IFRS 8:BC30 and the diagram included in the implementation guidance accompanying IFRS 8, if two or more components of a business meet the aggregation criteria, they may be combined for external reporting purposes into a single operating segment, notwithstanding that they may individually exceed the quantitative thresholds. Additionally, the entities aggregated in the “Other operations” and “Supporting” segments all meet the following conditions: (i) aggregation is consistent with the core principle of IFRS 8, (ii) the segments have similar economic characteristics, (iii) the segments are similar in the nature of the products and services offered, (iv) the segments are similar in the nature of their production processes, (v) the segments are similar in the type or class of customer for their products and services, (vi) the segments have similar methods used to distribute their products and provide their services and (vii) the segments have a similar nature of their regulatory environment. The segments referred to above include the information related to the online business provided in each country. Inter-segment transactions are carried out on an arm’s length basis and are included in the “Eliminations” column. Information relating to other Group companies not specifically included in these segments is reported under “Other Operations”.

The following tables break down certain of the information presented in the Unaudited Interim Condensed Consolidated and Combined Carve-out Statements of Income (Loss) for the six months ended June 30, 2022 and 2021

F-11

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

06/30/2022	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Revenue	27,281	19,570	2,785	1,626	24,122	(24,122)	51,262
Personnel expenses	(255)	(423)	(73)	(488)	(5,204)	-	(6,443)
Depreciation and amortization	(41)	(6)	(2)	(66)	(230)	(1)	(346)
Other operating expenses	(23,912)	(31,272)	(6,393)	(3,569)	(28,714)	24,122	(69,738)
Operating expenses	(24,208)	(31,701)	(6,468)	(4,123)	(34,148)	24,121	(76,527)
OPERATING INCOME/(LOSS)	3,073	(12,131)	(3,683)	(2,497)	(10,026)	(1)	(25,265)
Finance income	101	1,672	119	176	14,438	(1,836)	14,670
Finance costs	-	(1,102)	(547)	233	(4,727)	1,700	(4,443)
Net financial results	101	570	(428)	409	9,711	(136)	10,227
NET INCOME/(LOSS) BEFORE TAX	3,174	(11,561)	(4,111)	(2,088)	(315)	(137)	(15,038)
Income tax benefit/(expense)	(272)	3	-	7	(1,462)	1	(1,723)
NET INCOME/(LOSS) FOR THE PERIOD	2,902	(11,558)	(4,111)	(2,081)	(1,777)	(136)	(16,761)
Attributable to equity holders of the Parent	2,902	(11,558)	(4,111)	(2,081)	(1,777)	(136)	(16,761)
Attributable to non-controlling interests	-	-	-	-	-	-	-

06/30/2021	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Revenue	25,641	11,549	2,048	483	19,019	(18,796)	39,944
Personnel expenses	(155)	(3)	(52)	(91)	(2,684)	-	(2,985)
Depreciation and amortization	(93)	(2)	(1)	(50)	(231)	-	(377)
Other operating expenses	(27,543)	(16,391)	(3,750)	(674)	(20,116)	18,779	(49,695)
Operating expenses	(27,791)	(16,396)	(3,803)	(815)	(23,031)	18,779	(53,057)
OPERATING INCOME/(LOSS)	(2,150)	(4,847)	(1,755)	(332)	(4,012)	(17)	(13,113)
Finance income	(2)	192	3	3	188	(251)	133
Finance costs	-	(9)	(3)	(39)	(255)	241	(65)
Net financial results	(2)	183	-	(36)	(67)	(10)	68
NET INCOME/(LOSS) BEFORE TAX	(2,152)	(4,664)	(1,755)	(368)	(4,079)	(27)	(13,045)
Income tax benefit/(expense)	181	-	-	-	(403)	-	(222)
NET INCOME/(LOSS) FOR THE PERIOD	(1,971)	(4,664)	(1,755)	(368)	(4,482)	(27)	(13,267)
Attributable to equity holders of the Parent	(1,971)	(4,664)	(1,755)	(401)	(4,482)	(27)	(13,300)
Attributable to non-controlling interests	-	-	-	33	-	-	33

F-12

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

The following tables break down certain of the information presented in the Unaudited Interim Condensed Consolidated and Combined Carve-out Balance Sheets as of June 30, 2022 and December 31, 2021.

06/30/2022	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Non-current assets	34	36	8	77	104,033	(103,612)	576
Current assets	26,476	7,631	6,296	2,822	171,503	(118,258)	96,470
Trade receivables and other current assets	13,743	811	3,302	629	14,048	(25,368)	7,165
Current financial assets	7,108	1,230	1,231	903	87,154	(92,842)	4,784
Cash and cash equivalents	5,625	5,590	1,763	1,290	70,301	(48)	84,521
Total Assets	26,510	7,667	6,304	2,899	275,536	(221,870)	97,046
EQUITY	17,184	(29,437)	(8,278)	(2,547)	179,445	(104,686)	51,681
NON-CURRENT LIABILITIES	-	-	-	-	2,939	-	2,939
Borrowings	-				1,920		1,920
Deferred Tax Liability	-	-	-	-	1,019	-	1,019
CURRENT LIABILITIES	9,326	37,104	14,582	5,446	93,152	(117,184)	42,426
Borrowings	476	25,144	9,945	2,089	76,126	(109,790)	3,990
Trade payables and other current liabilities	8,850	11,960	4,637	3,357	17,026	(7,394)	38,436
Total EQUITY AND LIABILITIES	26,510	7,667	6,304	2,899	275,536	(221,870)	97,046

12/31/2021	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Non-current assets	73	29	9	107	97,854	(97,466)	606
Current assets	23,831	5,392	3,715	1,919	161,851	(92,039)	104,669
Trade receivables and other current assets	13,353	1,734	1,337	559	37,720	(48,841)	5,862
Current financial assets	7,022	1,084	798	329	37,833	(43,167)	3,899
Cash and cash equivalents	3,456	2,574	1,580	1,031	86,298	(31)	94,908
Total Assets	23,904	5,421	3,724	2,026	259,705	(189,505)	105,275
EQUITY	14,259	(15,494)	(3,990)	(799)	172,734	(98,556)	68,154
NON-CURRENT LIABILITIES	-	-	-	-	5,513	-	5,513
CURRENT LIABILITIES	9,645	20,915	7,714	2,825	81,458	(90,949)	31,608
Lease obligations	-	-	-	-	-	-	-
Provisions	-	-	-	-	-	-	-
Borrowings	1,776	1,209	2,077	577	62,647	(65,302)	2,984
Trade payables and other current liabilities	7,869	19,706	5,637	2,248	18,811	(25,647)	28,624
Total EQUITY AND LIABILITIES	23,904	5,421	3,724	2,026	259,705	(189,505)	105,275

The Group does not have any customers that individually account for 10% or more of its interest and income for the six months ended June 30, 2022 and 2021.

F-13

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

4.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under this heading at June 30, 2022 and December 31, 2021 is as follows:

	Amortized Cost
06/30/2022	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	96,470	96,470	96,470
Trade receivables and other current assets (Note 5)	7,165	7,165	7,165
Current financial assets	4,784	4,784	4,784
Of which:
with related parties (Note 11)	89	89	89
Cash and cash equivalents	84,521	84,521	84,521

	Amortized Cost
12/31/2021	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	104,669	104,669	104,669
Trade receivables and other current assets (Note 5)	5,862	5,862	5,862
Current financial assets	3,899	3,899	3,899
Of which:
with related parties (Note 11)	76	76	76
Cash and cash equivalents	94,908	94,908	94,908

Cash and cash equivalents include restricted cash which corresponds to cash from Spanish clients where the regulation obliges the Company to maintain 1 euro as restricted cash for each euro the customer has in the virtual wallet. As of June 30, 2022 and December 31, 2021, it amounted to 4,761 and 3,548 thousand euros, respectively.

Trade receivables and other current assets mainly include deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to their online wallets and amounted to 3,687 and 1,926 thousand euros as of June 30, 2022 and December 31, 2021, respectively.

Current financial assets mainly correspond to deposits made by customers through payment service providers to their online wallets. Most of the current financial assets correspond to the online wallets and amounted to 3,995 and 3,728 thousand euros as of June 30, 2022 and December 31, 2021, respectively. These deposits are normally settled and appear in the online account between one to fifteen days after the transaction, depending on each payment service provider and are recognized as current financial assets.

Current financial assets from related parties correspond to the tax returns from Codere Group (specifically from Codere Newco), by which the Group has recognized a receivable (see Note 11) amounting to 89 and 76 thousand euros as of June 30, 2022 and December 31, 2021, respectively. These receivables are normally recognized as current financial assets.

The expected credit losses recognized on current financial assets as of June 30, 2022 and December 31, 2021 amounted to 103 and 55 thousand euros, respectively.

F-14

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

5.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at June 30,2022 and December 31, 2021 is as follows:

	06/30/2022	12/31/2021
Trade receivables:
Other receivables from the Codere Group companies (Note 11)	3,816	3,318
Impairment of trade receivables	(102)	(34)
Other current assets:
Current tax asset (VAT)	2,244	1,523
Prepayments	1,068	739
Other receivables	139	316
Total	7,165	5,862

Other receivables from the Codere Group companies mainly include balances to be paid by Latin American (“Latam”) retail companies from Codere Group amounting to €3,178 thousand as of June 30, 2022 and amounting to €2,405 thousand as of December 31, 2021.

The carrying amounts of the Group’s trade receivables and other current assets are denominated in the following currencies:

Currency	06/30/2022	12/31/2021
COP	3,303	1,337
EUR	2,096	2,139
MXN	810	1,734
GIP	206	-
PAN	297	-
ILS	242	150
ARS	211	290
USD	-	212
Total	7,165	5,862

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

The movement in the allowance for impairment of accounts receivable as of June 30, 2022 and December 31, 2021 is as follows:

Expected credit loss as of 12/31/2020	101
Additions	-
Reversal	(95)
Expected credit loss as of 06/30/2021	6

Expected credit loss as of 12/31/2021	34
Additions	68
Reversal	-
Expected credit loss as of 06/30/2022	102

F-15

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

6.	EQUITY

On June 4, 2021, the Company was created with an initial share capital amounting to €30 thousand divided into 30 thousand ordinary shares with a nominal value of one euro each (€1), all of which are fully paid up.

As of December 31, 2021, the share capital of the Group amounted to €45,121,956 divided into 45,121,956 shares as a result of the capital increases in connection with the Business Combination as described in Note 9 of the Consolidated and Combined Carve-out Financial Statements as of December 31, 2021. As of June 30, 2022, there is no change in share capital of the Company.

The movement in Other reserves as of June 30, 2022, amounted to €999 thousand, mainly related to the management incentive plan described in Note 12.

7.	BORROWINGS AND NON-CURRENT FINANCIAL LIABILITIES

Current borrowings at amortized cost

	Amortized Cost
06/30/2022	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	3,990	3,990	3,990
Other borrowings	3,990	3,990	3,990
Of which:
with related parties (Note 11)	3,990	3,990	3,990

	Amortized Cost
12/31/2021	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	2,984	2,984	2,984
Other borrowings	2,984	2,984	2,984
Of which:
with related parties (Note 11)	2,919	2,919	2,919

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €3,990 and €2,919 thousand as of June 30, 2022 and December 31, 2021, respectively.

Financial liabilities associated with financing activities

The following tables present details regarding the changes in financial liabilities as of June 30, 2022 and December 31, 2021 that arise from financial activities:

F-16

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

06/30/2022

	Balance at 12/31/2021	Drawdown of related party debt	Related party non-cash payable	Related party non-cash settlement	Foreign exchange movement	Changes in fair value	Balance at 06/30/2022
Loans	-	-	-	-	-	-	-
Other borrowings	2,984	-	1,006	-	-	-	3,990
Total	2,984	-	1,006	-	-	-	3,990

12/31/2021

	Balance at 12/31/2020	Drawdown of related party debt	Related party non-cash payable	Related party non-cash settlement	Foreign exchange movement	Changes in fair value	Balance at 12/31/2021
Loans	21,441	-	-	(21,441)	-	-	-
Other borrowings	17,777	450	1,845	(17,088)	-	-	2,984
Total	39,218	450	1,845	(38,529)	-	-	2,984

Non-current financial liabilities.

As of June 30, 2022, non-current financial liabilities included warrants accounted for as liabilities. The fair value of the warrants was derived from quoted prices (Level 1).

As of June 30, 2022, the warrant liabilities amounted to €1,920 thousand in the aggregate (as of December 31, 2021, the fair value of the warrant liabilities amounted to €5,513 thousand). The change in fair value of the warrants was recorded in the Unaudited Interim Condensed Consolidated and Combined Carve-out Statements of Income (Loss) as net financial results.

8.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of as of June 30, 2022 and December 31, 2021 is as follows:

	06/30/2022	12/31/2021
Trade payables	27,992	19,687
Customer online wallets	6,157	4,900
Other current liabilities	3,543	3,211
Accruals	744	826
Total	38,436	28,624
Of which: with related parties (Note 11)	7,829	3,729

The customer online wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

F-17

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

Accruals include the Group’s commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

The details of other current liabilities as of June 30, 2022 and December 31, 2021 is as follows:

	06/30/2022	12/31/2021
Accrued salaries	261	640
Current tax liabilities	1,723	966
Others	1,559	1,605
Total	3,543	3,211

9.	INCOME TAX

Each of the entities included in the Group file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for permanent differences. At each consolidated income statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered.

Reconciliation of book net income/(loss) before taxes to taxable income

The reconciliation between book net income/(loss) before tax and the income tax benefit/(expense) from continuing operations as of June 30, 2022 is as follows:

	06/30/2022	06/30/2021
Current income tax expense	(956)	(222)
Deferred income tax expense relating to origination and reversal of temporary diferrences	(767)	-
Income tax expense recognised in statement of profit or loss	(1,723)	(222)

Deferred taxes

	06/30/2022	06/30/2021
Deferred tax asset	252	-
Deferred tax liability	1,019	-

The deferred tax asset generated as of June 30, 2022 due to the recognition of the long-term incentive plan impact as described in Note 12, and the deferred tax liability mainly due to the fluctuation of the exchange rates between the euro and the other currencies.

F-18

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

As shown in the table below, the Group has generated net losses which can offset against future profits; however, as of December 31, 2021, and June 30, 2022, the Group did not recognize these considering it is not expected that these will be utilized within the foreseeable future. There is no limit on time in either country to utilize these losses against future profits.

Entity	Previous	2019	2020	12/31/2021	06/30/2022	Total as of 06/30/2022
SEJO	-	-	-	9,355	3,566	12,921
Codere Online S.A.U. (Spain)	1,792	-	-	-	-	1,792
Codere Online Management Services LTD (Malta)	-	5,971	9,592	9,051	5,997	30,611
Codere Online U.S. Corp.	-	-	-	-	6,543	6,543
LIFO AenP (Mexico)	-	-	-	343	11,561	11,904
Codere Online Luxembourg, S.A.	-	-	-	2,274	-	2,274
Codere Online Colombia SAS	-	-	-	-	4,111	4,111
Codere Online Panama S.A.	-	-	-	-	505	505

It is important to mention that the Group belonged to a tax consolidation group in Spain in the first three quarters of the year 2021. In the last quarter of the year, the Group has ceased to belong to the tax consolidation group and has already made all the tax payments.

10.	REVENUE AND EXPENSES

Revenues

The breakdown of the Group’s revenues for the six months ended June 30, 2022 and 2021 is as follows:

	06/30/2022	06/30/2021
Online sports betting	28,386	23,470
Online casino wagering	22,876	16,474
Total	51,262	39,944

No one customer contributed more than 10% of revenue for the six months ended June 30, 2022, and 2021.

Additionally, the distribution of sales by geographical market during the reporting period is as follows:

	06/30/2022	06/30/2021
Spain	27,281	25,641
Mexico	19,571	11,549
Colombia	2,785	2,048
Others	1,625	706
Total	51,262	39,944

F-19

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

Personnel expenses

The heading personnel expenses of the attached Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements as of and for the six months ended June 30, 2022 and 2021 includes expenses for wages, salaries, benefits (and other similar concepts) and social security and other social contributions expenses payable by the Group.

	06/30/2022	06/30/2021
Wages, salaries and similar	4,747	2,546
LTIP provision	1,004	439
Social security contributions payable by the Group	692	-
Total	6,443	2,985

Depreciation and amortization

The breakdown of depreciation and amortization in the Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements as of and for the six months ended June 30, 2022 and 2021 is as follows:

	06/30/2022	06/30/2021
Depreciation of property, plant and equipment	33	25
Amortization of intangible assets	313	346
Amortization of right-of-use assets	-	6
Total	346	377

Other operating expenses

The breakdown of other operating expenses for the six months ended June 30, 2022 and 2021 is as follows:

	06/30/2022	06/30/2021
Gambling taxes	4,701	4,437
Leases	263	287
Utilities, repairs and maintenance	450	410
Professional services and other expenses	24,127	19,426
Business e-Mail Compromise Incident (*)	744	-
Casino license royalties	1,968	1,977
Marketing expenses	37,485	23,158
Total	69,738	49,695

________________________

*	As explained in Note 12, the Business e-Mail Compromise Incident corresponds to the expense related to the cyber fraud activity amounted to 744 thousand euros, recorded as other operating expenses for the six months ended June 30, 2022.

The Group recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value. The Group has also recognized the cost of doing business (costs that were incurred by the Codere Group, which were considered to be common expenses, and therefore, an allocation of these common expenses was performed in order to reflect the portion of these expenses related to the Group) within leases, which amounted to 64 thousand euros for the six months ended June 30, 2022 (64 thousand euros as of June 30, 2021).

F-20

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

Professional services and other expenses mainly include: (i) streaming services contracted to external parties offered to our customers as a complement to our sports betting offer, (ii) the payment processing which allow our customers to deposit and withdraw using platforms and (iii) also some of our most popular sports odds are obtained through external providers. Additionally, certain other expenses, such as those relating to marketing and customer relationship management (CRM) tools, are included in this detail.

Finance income / (cost)

Net financial results amounted to €10,227 thousand euros for the six months ended June 30, 2022, primarily relates to the fluctuation of the exchange rates that the group has incurred between euro and other currencies and the change in fair value of the warrants as described in the Group’s Consolidated and Combined Carve-out Financial Statements as of December 31, 2021.

The Group has recorded the impact of the exchange rate and the change in fair value of the warrants as finance income amounting to €5,704 thousand and € 3,704 thousand respectively for the six months ended June 30, 2022.

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the net income/(loss) for the period attributable to equity holders of the Parent by (b) the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) for the period attributable to ordinary equity holders of the Parent by the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares, if any. The effect of warrants throughout 2022 qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares are disregarded in the calculation of diluted earnings per share.

Additionally, because IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares. Therefore, as a result of the issuance of new shares on November 30, 2021, earnings per share has also been adjusted for all periods presented to reflect the number of shares issued and outstanding giving an amount of 45,121,956 for the six months ended June 30, 2022, and an amount of 30,016,151 shares for the six months ended June 30, 2021, which corresponds to the amount of shares attributable to CNEW (66.5%) without giving effect to the capital contribution of the DD3 shareholders and the resources obtained by the Nasdaq listing described in the Consolidated and Combined Carve-out Financial Statements as of December 31, 2021.

Both basic and diluted earnings per share attributable to equity holders of the Group are calculated based on the following data, in each case for the six months ended June 30, 2022 and June 30, 2021.

	06/30/2022	06/30/2021
Net income/(loss) attributable to the equity holders of the Parent (thousand euros)	(16,761)	(13,300)
Weight average number of shares outstanding:
Basic	45,121,956	30,016,151
Diluted	45,121,956	30,016,151
Basic earnings per share (euros)	(0.371)	(0.443)
Diluted earnings per share (euros)	(0.371)	(0.443)

F-21

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

11.	RELATED PARTIES

The parties related to the Group include, in addition to its and Codere Group’s subsidiaries, associates and jointly controlled entities, if any, the Group’s key management personnel, as well as all individuals who are related to them by a family relationship, and the entities over which key management personnel may exercise significant influence or control. Balances and transactions between the Group and its subsidiaries, which are related parties of the Group, have been eliminated in consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Transactions with Codere Group and related companies

06/30/2022

Related Companies	Relation to the Group	Finance costs and exchange differences	Operating expenses	Revenue
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	2,114	195
CNEW	Subsidiary of Codere Group	13	4,790	-
Other retail companies	Subsidiary of Codere Group	-	1,157	6
Other Latam retail companies	Subsidiary of Codere Group	-	3,723	3,343

 Balance at 06/30/2022

	Related companies	Current financial assets (Note 4)	Trade receivables (Note 5)	Borrowings (Note 7)	Trade payables and other current liabilities (Note 8)
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	99	-	1,057
CNEW	Subsidiary of Codere Group	(2)	438	215	3,660
Other retail companies	Subsidiary of Codere Group	89	101	339	544
Other Latam retail companies	Subsidiary of Codere Group	2	3,178	3,436	2,568
		89	3,816	3,990	7,829

F-22

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

Balance at 12/31/2021

	Related companies	Trade receivables (Note 5)	Borrowings (Note 7)	Borrowings (Note 7)	Trade payables and other current liabilities (Note 8)
Codere Newco S.A.U.	Parent of the Group	-	937	-	1,165
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	-	-	468
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	-	-	749
King Bingo S.R.L.	Subsidiary of Codere Group	-	1	-	3
OBIN	Subsidiary of Codere Group	26	(18)	-	-
CTEC	Subsidiary of Codere Group	50	-	-	-
CITATI	Subsidiary of Codere Group	-	(7)	-	-
Other retail companies	Subsidiary of Codere Group	-	-	1,776	520
Other Latam retail companies	Subsidiary of Codere Group	-	2,405	1,143	824
Total		76	3,318	2,919	3,729

12.	OTHER INFORMATION

Business e-Mail Compromise Incident

During the six months ended June 30, 2022, Codere Online was the victim of cyber-related fraud activity which involved electronic communications impersonating one of Codere Online’s vendors. After hacking the e-mail account of one of Codere Online’s senior officers, the perpetrators sent illegitimate requests for payments attaching doctored invoices reflecting fraudulent account information for otherwise legitimate payment requests. As a result, during the six months ended June 30, 2022, Codere Online made certain payments on outstanding invoices totaling approximately €744 thousand to foreign accounts controlled by the impersonator rather than to the account of the real vendor (the “Business e-Mail Compromise”).

Codere Online launched an internal investigation to determine the full extent of the fraud scheme and related potential exposure in connection with the Business e-Mail Compromise, and has recorded a one-time pre-tax charge of €744 thousand in the six months ended June 30, 2022 as the result of this event. Following the discovery of the Business e-Mail Compromise, Codere Online promptly initiated contact with the banks involved in the wire transfers as well as appropriate law enforcement authorities. To date, Codere Online has recovered a de minimis portion of the amounts transferred to illegitimate recipients in connection with the Business e-Mail Compromise. Codere Online is continuing to pursue the recovery of the amounts transferred. Codere Online may be limited in what information it can disclose as it is currently considering legal action and other remedies available in connection with the Business e-Mail Compromise. The ultimate amount of the loss will depend on Codere Online's success in recovering some or all of the funds. Codere Online currently believes the Business e-Mail Compromise is an isolated event and, to its knowledge, it did not compromise users' account deposits or login credentials and did not result in any unauthorized access to any of the confidential consumer information or other user data that Codere Online maintains. To date, Codere Online has not found any evidence of additional fraudulent activity. While this matter will result in some additional near-term expenses, Codere Online does not expect the Business e-Mail Compromise incident to have a material impact on its business.

F-23

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

Codere Online, led by the Internal Audit team of Codere Group, has conducted an investigation into the Business e-Mail Compromise. The investigation concluded on June 27, 2022 with a report to the audit committee of the Parent Board. The investigation has uncovered that the information contained in the e-mail account of the Codere Online senior officer was accessible to, and may have been accessed by, the perpetrators. Except for the information contained in such e-mail account, there is no evidence that Codere Online's systems were penetrated or that any corporate information, including our financial and accounting information, was accessed. The investigation has found no evidence of employee criminal involvement in the Business e-Mail Compromise. In connection with this investigation, Parent's senior management has concluded that Codere Online did not maintain effective disclosure controls and procedures because of the existence of certain material weaknesses in internal control over financial reporting. Codere Online has implemented enhanced internal controls over financial reporting and is in the process of implementing additional procedures and controls pursuant to recommendations from the investigation.

MANAGEMENT INCENTIVE PLAN

On February 2, 2022, the Parent Board approved the terms and conditions of a long-term incentive plan (the “LTIP”), which was approved by the Parent Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment between senior management and director interests with those of Codere Online and Parent Shareholders and to strengthen the retention and motivation of senior management and directors in the long term.

The LTIP is primarily for the benefit of certain existing and future senior managers of Parent and the Remunerated Directors and certain employees and independent contractors providing services to Codere Online from time to time. The beneficiaries will be proposed by the Chief Executive Officer of Parent and will be subject to approval by the Parent Board. Upon approval by the Parent Board, such beneficiaries will receive an invitation letter to participate in the LTIP. Beneficiaries will be required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP will be based on the beneficiary's expected role, responsibilities and contribution to the business of Parent, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Parent's equity value. And/or deferred payments payable depending upon the Incremental Equity Value (the amount will be determined as soon as possible following year-end 2026). The Incremental Equity Value The will be calculated considering the Exercise Equity Value (will be calculated considering the 2026 Adjusted EBITDA, the Net Financial Debt and the Transaction Value of Codere Online as established in the Company Sale Event), the Base Equity Value ( amounted to $ 350 million) and the Invested Capital from shareholders (cash contributions to shareholders, in each case to the extent made after the Date of Commencement of these Plan and will be capitalized at an annual rate of 8%).

According to the LTIP Agreement, the termination date of the restricted shares and deferred payments will be March 31, 2027, whereas the share options will terminate on December 31, 2027. The number of share options to be granted will be based on the portion of the Target Comp. tied to this stock option component, a $10,00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections and adjustment for extraordinary cash dividends.

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Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

The share options granted to the Beneficiaries shall have a 20% vesting per calendar year, considering the applicable start of vesting period. The share options will be exercisable at the option of the beneficiary on a cash or cashless basis (subject to Parent’s option to net cash settle to avoid the dilutive impact from any such share option exercise) and will not be transferable by the beneficiary at any time. The number of Restricted Shares to be granted will be based on the portion of the Target Comp tied to the restricted share component and a target share price of $20.50 (“Target Share Price”). The restricted shares may also be net cash settled by Parent to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023.

The deferred payments right are also part of the LTIP to enhancing the alignment between senior management and directors' interest with those of Codere Online and Holdco Shareholders and to strength the retention and motivation of senior management and directors in the long term. Deferred Payments are measured in USD and employee will receive as many shares as are worth to the Deferred Payments Right amount on December 31, 2026. The deferred payments right granted to the Beneficiaries shall have a 20% vesting per calendar year and will be paid at Parent's option in cash or Ordinary Shares subject to certain exceptions and acceleration events.

The company formally issuing the shares will be the Parent. However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

The total number of Ordinary Shares issuable to beneficiaries pursuant to the share options and restricted shares shall be limited to 5% of the total number of Ordinary Shares issued and outstanding at the time the LTIP was approved by the Parent Shareholders. Such limit will be increased by an amount equivalent to 0.2% of the total number of Ordinary Shares issued and outstanding on each December 31 through the end of the vesting period of the LTIP, to provide for additional capacity to grant awards to additional beneficiaries under the LTIP.

The total number of share options, restricted shares and deferred payments right to each part of the LTIP is as follow:

	Share options	Restricted Shares	Deferred payments right
Total Rights assigned to the beneficiaries	893,495	894,562	-
Fair value of the LTIP in USD	1,096,108	3,658,832	4,098,179
Weighted average price in USD	1.42	4.31	-
Options granted during the period	89,350	89,456	37,616
Options exercised during the period	-	-	-
Options outstanding as of June 30, 2022	89,350	89,456	37,616
Exercisable as of June 30, 2022	-	-	-

The fair value of the equity instruments granted has been determined using a Monte Carlo simulation valuation model as of each of the Grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

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Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

Forecast share price volatility (annualized)	50.13%
Plan duration (years)	5.00
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

Regarding the forecasted share price volatility, given the recent listing of the Company’s shares, the annualized share price volatility has been calculated as the average historical standard deviation among the company’s selected peers, considering a 5-year period, matching the LTIP tenor.

More specifically, the restricted share's fair value has been calculated as the number of estimated vested instruments times the expected share value at the assumed restricted shares exercise date. The number of estimated vested instruments used has been the one established in each beneficiary's invitation letter, and the expected share value has been determined according to the aforementioned Monte Carlo simulation and the valuation inputs previously detailed.

Regarding the fair value of the stock options which may be converted into the Company's ordinary equity at a previously specified price for a determined time period, has been obtained in a similar way, by multiplying the number of vested stock options times the expected option value as of that date. In this sense, in order to determine the stock option value as of each of the grant dates, we have also used the expected share price evolution as determined by the Monte Carlo simulation model. Additionally, it is worth mentioning that options' value can be divided into intrinsic value, consisting in the difference between the underlying share's price and the option's strike if this is a positive value for the acquirer of the option shares; and time value, which represents the possibility that the option may obtain intrinsic value in the future. In this sense, according to the valuation model's share price expected evolution, the Company's stock options only have time value as of each of the grant dates, due to the value of the underlying ordinary shares as of the grant dates and the strike price of $10 per share.

Finally, it must be noted that the fair value of deferred payments to be made in a future date, depends directly on a non-market condition (evolution of the Company's EBITDA during the Sub-Plan's life). However, it is possible to determine the number of shares to be delivered, based on the expected evolution of the Company's EBITDA in line with its business plan, which will be revised subsequently until the payment date. To this extent, in order to establish the preliminary number of shares which will be delivered to the Sub-Plans' beneficiaries, the main input used has been the Company's business plan.

The incentives granted to the beneficiaries under the LTIP will be subject to a 5-year general vesting period, with 20% vesting per year, subject to certain exceptions and acceleration events, in order to promote the long-term retention of the beneficiaries.

Except in the case of a termination for gross misconduct, fraud or gross negligence, in which case the relevant beneficiary would forfeit all rights to both vested and unvested compensation under the LTIP, beneficiaries that cease to be employed by Codere Online or to provide services to Codere Online, as applicable, will retain all vested compensation up to the date of any such resignation or termination. Awards are subject to recovery by Codere Online under certain events, including as a result of a breach of the post-contractual non-compete or non-solicit or pursuant to applicable laws and regulations. Except as prohibited by applicable laws, the company may extend loans to beneficiaries to pay certain taxes due in connection with compensation under the LTIP.

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Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

The LTIP is subject to the Spanish employment law as a significant part of the compensation under the LTIP will be awarded to beneficiaries located in Spain. The components of the LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to the annual report of the Group as of December 31, 2021. As of June 30, 2022, the impact of the LTIP was recorded in the Unaudited Interim Condensed Consolidated and Combined Carve-out Statements of Income (Loss) as personnel expenses amounted to 1,004 thousand euros.

13.	EVENTS AFTER THE REPORTING DATE

As of July 1, 2022, the transfer of the Colombian license to Codere Online Colombia S.A.S. that was formally requested on December 21, 2021, as described in the Group's Consolidated and Combined Carve-out Financial Statements as of December 31, 2021, has been approved from Coljuegos and Codere Online Colombia S.A.S. began operating the online business in Colombia under the Colombia License on September 1, 2022.

There were no additional events subsequent to the closing date which could have a significant effect on the Group’s Unaudited Interim Condensed Consolidated and Combined Carve-out Financial Statements.

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